Morrison Cohen LLP

909 Third Avenue

New York, NY 10022

October 7, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Katherine Wray

                    Staff Attorney

                    Division of Corporation Finance

        Re: AltEnergy Acquisition Corp.

Registration Statement on Form S-1

Filed August 6, 2021

File No. 333-258594

Ladies and Gentlemen:

On behalf of AltEnergy Acquisition Corp., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Amendment No. 1 to Registration Statement on Form S-1 of the Company (the “Amendment”), together with Exhibits, marked to indicate changes from the Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2021.

The Amendment reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”) on August 18, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Summary, page 1

1.

We refer to prior comment 2, and we note the related disclosure added to your summary and management sections regarding B. Riley Principal 150 Merger Corp. and B. Riley Principal 250 Merger Corp. Further to our prior comment, in order to clearly illustrate the past and present overlapping SPAC activity of your management, please discuss the current status, proceeds raised or to be raised, acquisition focus and duration of each of BRPM 150, BRPM 250 and any other SPACs with which your management is involved.

The Company acknowledges the Staff’s comment and has revised the Amendment in response to the Staff’s comment. Please see pages 3, 6, 94 and 124 of the Amendment.

Summary Financial Data, page 36

2.

Please provide the calculations to support the ($129,012) of working capital/(deficiency) or revise your disclosures throughout the filing as necessary. In this regard, it appears that your working capital/(deficit) should be ($9,548). Similarly, provide support for your pro forma, as adjusted, total assets and total liabilities or revise as necessary.

The Company acknowledges the Staff’s comment and advises the staff that the Company’s calculation of working capital deficiency does not include deferred offering costs as shown on the balance sheet. Total current assets consist of cash only ($7,700 as of June 30, 2021) less the current liabilities ($385,211 as of June 30, 2021) resulting in working capital deficiency of $377,441.

Use of Proceeds, page 78

3.

You state that your CEO and CFO will receive a one-time payment of $150,000 and $300,000, respectively, upon an initial business combination and that your CFO will receive $15,600 per month for services prior to the consummation of an initial business combination. Please tell us how these amounts are reflected in the breakdown of $1,865,000 net proceeds not held in trust or explain where they are addressed in your use of proceeds disclosures. Also, revise to include a discussion of these payments in your liquidity and capital resources section or tell us why you believe such disclosure is not necessary.

The Company acknowledges the Staff’s comment and advises the Staff that the $150,000 and $300,000 are to be paid upon an initial business combination and accordingly will not be paid out of the $1,865,000 net proceeds not held in trust. Therefore, these one-time payments are not reflected in the breakdown of the net proceeds not held in trust.

Additionally, the Amendment has been revised to increase Use of Proceeds to include the payment of the CFO consulting fee and the line item under Use of Proceeds has been increased by $300,000 to account for that, noting that some of those expenses had already been included in that expense item for office space, utilities and secretarial and administrative support. Please see pages 76, 78, 86 of the Amendment.

Capitalization, page 83

4.

Please provide the calculations to support the $179,905,542 of pro forma, as adjusted, total capitalization or revise as necessary. In this regard, your current disclosures appear to exclude the derivative warrant liability from total capitalization..

The Company acknowledges the Staff’s comment and has revised the Amendment in response to the Staff’s comment. Please see pages 35 and 83 of the amendment.

Liquidity and Capital Resources, page 85

5.

You state here that the net proceeds of the offering will be $201,065,000 (or $231,065,000 if over-allotment option is exercised). Please reconcile this information to the amounts disclosed in your Use of Proceeds discussion or revise as necessary.

The Company acknowledges the Staff’s comment and has revised the Amendment in response to the Staff’s comment. Please see pages 76 and 81 of the Amendment.

Audited Financial Statements of AltEnergy Acquisition Corp., page F-1

6.

We note from your response to prior comment 3 that you revised the financial statements to reflect expenses related to Mr. Darnell’s services as the company’s CFO. Please tell us your consideration to label the financial statements as restated and include disclosures regarding the correction of an error as required by ASC 250-10-50-7. Also, we note that the report of your independent registered public accounting firm has been dual dated for revisions in Note 5 as it relates to agreements entered into with your CEO and CFO. Please tell us how your auditor considered similar revisions in Note 6.

The Company respectfully acknowledges the Staff’s comment and has evaluated the error within the context of ASC 250-10-50-7, Accounting Changes and Error Correction. Management has assessed, using both quantitative and qualitative factors, the impact of the error on the previously filed financial statements. The Company’s assessment is based on i) SEC Staff Accounting Bulletin No. 99 (‘SAB 99’), Materiality, and ii) Staff Accounting Bulletin No. 108, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement (‘SAB 108’). The Company considers both the quantitative and qualitative factors for the misstated items both individually and in the aggregate. The quantitative factors included may impact the quarterly and year-to-date total losses from operations and net loss caused by the omissions or misstatements. SAB 99 states that a matter is material if there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision. In addition, SAB 99 also states that “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality” and that the factual context in which the user of financial statements would view the financial statement item must also be evaluated. There are situations in which a quantitatively large error could be considered immaterial upon consideration of qualitative factors and the total mix of information available to investors and there may also be situations where a quantitatively small error could be considered material. Both the Staff and Financial Accounting Standards Board, in their guidance and pronouncements, have consistently emphasized the need for the consideration of qualitative factors in an assessment of materiality. In a situation where errors are quantitatively significant, the determination of materiality must consider both quantitative and qualitative factors as well as the total mix of information from the perspective of a reasonable investor in possession of all available information. The standard in such a situation is the fundamental materiality test set forth by the U.S. Supreme Court of whether there is “a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available” in addition to consideration of the qualitative factors set forth in SAB 99 and other Staff guidance.

In considering all the relevant quantitative and qualitative factors above, the Company and its auditor determined the impact of this error to our consolidated financial statements is immaterial and the judgement of a reasonable investor relying upon the Company’s financial statements would not be changed or influenced by the revision. In addition, the error is not expected to influence on the economic decision of the user of the financial statement as the Company is an emerging growth company (“ EGC ”), is in its pre-IPO stage and was loss-making for the period presented. Users of the financial statements of EGCs would generally accept a loss position in pre-IPO periods and evaluate performance based on the Company’s trends. As such, the Company has determined that the disclosure in accordance with ASC 250-10-50-7 through 50-9 is not required.

The audit opinion included in the amendment has been revised for the dual date to include Note 6.

Exhibits

7.

Disclosure in your filing, including on pages 71 and 153, states that your amended and restated certificate of incorporation will contain an exclusive forum provision, but we are unable to locate this provision in your amended and restated certificate of incorporation filed as Exhibit 3.1. Please remove the related disclosure from the prospectus, or advise.

The Amended and Restated Certificate of Incorporation we have filed as an exhibit to the Amendment contains the exclusive forum provision in Article X.

*                *                 *

If you have any questions regarding the Amendment or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 735-8834.

Sincerely,

/s/ Jack Levy

Jack Levy

cc:	Anthony M. Saur

Morrison Cohen LLP

Brian Forman

Morrison Cohen LLP

Russell Stidolph

AltEnergy Acquisition Corp.

Jonathan Ko

Paul Hastings LLP